SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Patni Computer Systems Limited

(Name of Subject Company (Issuer))

iGATE Corporation

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

(Names of Filing Persons (Offeror))

Common Stock, par value Rs. 2.0 per share

American Depositary Shares, each representing two shares of Common Stock1

(Title of Class of Securities)

Y6788H100

(CUSIP Number of Class of Securities)

Mukund Srinath

Vice President - Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Srinivas S. Kaushik, Esq.

Joshua N. Korff, Esq.

Michael Kim, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$304,527,206	$35,356.00

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 27,085,565 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 503.50 in cash. The exchange rate used to convert the transaction value in Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs. 44.782.
**	The amount of the filing fee equals $116.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).

☒ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

[1]	Only Common Stock may be tendered directly in the Offer

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by iGATE Corporation, a Pennsylvania corporation, pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended, in connection with the mandatory open public offer by Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation (collectively, the “Acquirers”) to purchase for cash up to 27,085,565 shares of Common Stock, par value Rs. 2 per share of Patni Computer Systems Limited, a public limited company organized under the laws of India (the “Company”), on the terms and subject to the conditions set forth in this Schedule TO and in the Letter of Offer, dated March 28, 2011 (the “Letter of Offer”), the related Form of Acceptance-cum-Acknowledgement and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A), (a)(l)(B) and (a)(1)(C), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 6. Purposes of the Transaction and Plans or Proposals.

(c)(1-7) The Acquirers have no current plans that relate to any of the items enumerated in (c)(1)-(7) of Item 1006 of Regulation M-A, except for the resignation of the directors nominated by the Sellers to the board of directors of the Company, namely Messrs. Ashok Kumar Patni, Narendra Kumar Patni and Louis Theodoor van den Boog as described in the Seller Purchase Agreement previously filed on Schedule TO-C by iGATE Corporation on January 12, 2011.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Letter of Offer, dated March 28, 2011*

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement*

(a)(1)(C)	ADS Letter of Transmittal*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)-(5)	Not applicable

(b)(1)	Equity Commitment Letter, dated as of January 10, 2011, by and among iGATE Corporation, Viscaria Limited, Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. and Apax US VII-L.P. (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO-C filed on January 12, 2011 and incorporated herein by reference)*

(b)(2)	Not applicable

(c)(1)	Share Purchase Agreement, dated as of January 10, 2011, by and amongst Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and the Sellers party thereto (filed as Exhibit 2.2 to iGATE Corporation’s Schedule TO-C filed on January 12, 2011 and incorporated herein by reference)

(d)(1)	Not applicable

(d)(2)	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of January 11, 2011 (filed as Exhibit 99.1 to iGATE Corporation’s Schedule TO filed on January 11, 2011 and incorporated herein by reference)*

(d)(3)	Corrigendum to the Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of March 30, 2011*

(d)(4)	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among iGATE Corporation, Viscaria Limited and the shareholders party thereto (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO filed on February 4, 2011 and incorporated herein by reference)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2011	iGATE CORPORATION

	By:	/s/ Mukund Srinath
		Name:	Mukund Srinath
		Title:	Corporate Secretary

PAN-ASIA iGATE SOLUTIONS

	By:	/s/ Mukund Srinath
		Name:	Mukund Srinath
		Title:	Authorized Signatory

iGATE GLOBAL SOLUTIONS LIMITED

	By:	/s/ Prashanth Idgunji
		Name:	Prashanth Idgunji
		Title:	Vice President - Finance

EXHIBIT INDEX

(a)(1)(A)	Letter of Offer, dated March 28, 2011*

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement*

(a)(1)(C)	ADS Letter of Transmittal*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)-(5)	Not applicable

(b)(1)	Equity Commitment Letter, dated as of January 10, 2011, by and among iGATE Corporation, Viscaria Limited, Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. and Apax US VII-L.P. (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO-C filed on January 12, 2011 and incorporated herein by reference)*

(b)(2)	Not applicable

(c)(1)	Share Purchase Agreement, dated as of January 10, 2011, by and amongst Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and the Sellers party thereto (filed as Exhibit 2.2 to iGATE Corporation’s Schedule TO-C filed on January 12, 2011 and incorporated herein by reference)

(d)(1)	Not applicable

(d)(2)	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of January 11, 2011 (filed as Exhibit 99.1 to iGATE Corporation’s Schedule TO filed on January 11, 2011 and incorporated herein by reference)*

(d)(3)	Corrigendum to the Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of March 30, 2011*

(d)(4)	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among iGATE Corporation, Viscaria Limited and the shareholders party thereto (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO filed on February 4, 2011 and incorporated herein by reference)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed